2004 Annual Report

Expansion -
Leveraging our strong foundation.



GRAND RAPIDS
Grandville
Jenison
Hudsonville
Holland
96
131
11
21
45
31
196
40
89



FLINT
Davison
Grand Blanc
Goodrich
Linden
Fenton
Holly
Brighton
DSB
75
54
15
475
69
23
96
59

FENTURA® FINANCIAL, INC.

Expansion - Leveraging our Strong Foundation

For the last 107 years, Fentura has prided itself on maintaining its historical roots while achieving successful growth.


FENTURA BANCORP, INC.
ANNUAL REPORT 1997
STATE SAVINGS BANK
THE STATE BANK
Helping Our Neighbors and Friends Since 1898

In 2004 we forged ahead with important franchise growth while maintaining an unwavering commitment to broadening and strengthening customer relationships in our existing markets, as well as in new communities we serve through an acquisition and new branch offices. We have strengthened our product offerings, delivery channels, holding company partnerships, and organizational structure to position ourselves for a promising future.

Westward Expansion

Over the course of the year, we celebrated the completion of our acquisition of West Michigan Community Bank headquartered in Hudsonville, MI, with additional offices in the neighboring communities of Holland and Jenison. The Bank's markets are part of the greater Grand Rapids, Michigan metropolitan area. The Grand Rapids area has consistently been named as one of the nine "most livable communities" in the United States. The area, supported largely by the manufacturing sector, has also been named as one of the ten best cities for business in the United States. At the time of acquisition, West Michigan Community Bank had over $135 million in total assets, which assisted Fentura in reaching a milestone of over $500 million in assets.

CONTENTS


WEST MICHIGAN COMMUNITY BANK

Bringing Our Hometown Service to New Communities

In 2004, we celebrated the grand openings of three new community offices: West Michigan Community Bank's Grandville Office, Davison State Bank's Goodrich Office, and The State Bank's Brighton Loan Center, all featured in this report. Each of these new locations has expanded our geographic footprint into communities similar to our existing markets with high commercial and residential growth trends and high per capita income levels. For each of these new offices, similar to our existing markets, we hired experienced local bankers who possess solid knowledge of their communities and the ability to deliver the exemplary service that has been our hallmark.

Providing the Resources for Business Growth

Our 2004 financial performance was strengthened by a continued emphasis on our relationships with business clients. With the addition of West Michigan Community Bank, our commercial loan portfolio grew 56.4% throughout the year. New loans originated in 2004, excluding loans acquired through the acquisition, totaled $42.4 million, a growth rate of 16.7%. This outstanding growth was obtained by working closely with business owners in all of our markets and designing financial packages that meet their capital, seasonal, and financial service needs. Our outstanding service and customized product offerings demonstrate our commitment to *"taking care of business."*


CHEVROLET
VIC CANEVER
GM

Left to right: Jeff Langs - Senior VP Commercial Lending, TSB
Joyce Bard and Richard Canever - Vic Canever Chevrolet

Implementing Successful Client Strategies

Fentura Financial, Inc. and its subsidiary banks understand that as our organization and communities grow, the needs of our clients change. Recognizing these changing needs, we are committed to expanding our products to secure our ability to offer customized and comprehensive financial packages. In 2004 we expanded our business financial services with the addition of On-Line Business Cash Management and the bank mortgage company subsidiaries also expanded their product lines.



The addition of West Michigan Community Bank enabled Fentura to acquire enhanced financial planning capabilities for all of its markets. Financial planning services are designed to create a strategy for financial security for our clients. Our goal is to insure that our clients' plans prepare them for their short- and long-term goals. From saving for college tuition to retiring while enjoying the same quality of life, our financial planning services pave the way to their future.

Forming Unique Partnerships

In 2004, Fentura invested in two newly formed Michigan Bank Holding Companies, Main Street Bancorp, Inc. operating Main Street Bank in Northville, and Valley Financial Group, LTD. operating 1st State Bank in Saginaw. Including the 2003 investment in the East Lansing based SCB Bancorp, Inc. operating Summit Community Bank, Fentura now has three unique partnerships with other Michigan banking companies. In connection with these investments, Fentura and its subsidiary bank, The State Bank, will provide various loan, investment, and data processing services to the new banks. These unique banking partnerships exhibit Fentura's expanding support of community banking in Michigan as we create an environment which will encourage and allow community banks to partner with other community banks. Fentura believes that by working together, product offerings can be expanded and operating efficiencies achieved to improve the profitability and performance of participating organizations.

Another example of Fentura's efforts to promote partnerships with other financial organizations is its arrangement to purchase loan participations from other Michigan banks. Throughout 2004, Fentura expanded its agreements with banks that have a need to participate portions of certain loans due to concentration concerns or legal lending limit constraints. These arrangements have supported Fentura's improved financial performance by growing loan totals and increasing interest income. Fentura's subsidiary banks had a total of $33.6 million in participation loans at December 31, 2004 .

Fentura also expanded its use of technology in order to support partnerships. Early in 2004, our technology team completed an analysis of our operating capacity and implemented a plan providing processing and technical support services to one of the newly formed Banks, 1st State Bank, in which we invested. This processing and support is a fee-based service providing an opportunity for increased operating income. Fentura's technology area performs data processing and technology services for all of its subsidiary banks including West Michigan Community Bank, which converted to Fentura's systems in the third quarter of 2004.

Expansion Dictates Corporate Change

Fentura has grown over the last few years from a single bank organization to a multi-bank holding company with three subsidiary banks and investments in three other De Novo banks. These changes created the need for a new corporate organizational structure, expanding and centralizing certain functions of the Company. A new "corporate hierarchy" was created in 2004, transferring certain affiliate bank operating divisions to the holding company level to accommodate the changing needs of the Company. Accounting, Information Technology, Product Support, Internal Audit, Compliance, Corporate Governance, and Investor Relations are now corporate level divisions providing support for the subsidiary banks.



Left to Right: Douglas J. Kelley, Robert E. Sewick, Dennis E. Leyder, Holly J. Pingatore, John A. Emmendorfer, Jr., Ronald L. Justice, Donald L. Grill.

To Our Shareholders and Friends



The 2004 Fentura Financial, Inc. Annual Report highlights these three major accomplishments for the year—-expansion into new markets, growth in core markets and improved profitability.

Fentura Financial, Inc. expanded into West Michigan during the first quarter with the completion of the acquisition of West Michigan Community Bank. Robert Sewick, former Senior Lender at The State Bank relocated to West Michigan and now serves as President and C.E.O. of West Michigan Community Bank. Additional expansion moves by Fentura involved minority investments in start up banks in Northville and Saginaw. In addition to the equity investments, Fentura and/or the subsidiary banks provide various loan and data processing services to these new "partner banks". Further information about these strategic moves is provided elsewhere in this Annual Report.

In addition to the acquisition of West Michigan Community Bank, Davison State Bank and The State Bank achieved substantial growth in their core markets and by expanding into new markets. For example, early in the year Davison State Bank surpassed $50,000,000 in total assets and the bank achieved a 10.85% return on assets in just it's fourth full year of operation. During the fourth quarter, the bank established a new banking office in the adjacent high growth Goodrich market. For The State Bank, 2004 was a year of substantial growth in both loans and deposits, as total loans grew by 17.39% and total deposits grew by 4.00%. A substantial portion of the loan growth came as the result of the establishment of a very successful Livingston County Loan Production Office located in downtown Brighton. The State Bank achieved a 13.33% return on equity during the year and has plans to continue its expansion into Grand Blanc during 2005.

Net income for the year totaled $4,034,000 or $2.13 per diluted share, a 6.5% increase over the $3,788,000 or $2.01 per diluted share reported in 2003. Net interest income for the twelve months ended December 31, 2004 of $17,831,000 increased $4,994,000 from $12,837,000 in 2003. Interest income from continued strong commercial loan growth at The State Bank and Davison State Bank as well as the addition of net interest income from the operations of West Michigan Community Bank, acquired in March 2004, accounts for the increase. Non-interest income increased $426,000 in 2004 to $7,292,000. Income from West Michigan Community Bank's deposit, trust, and mortgage operations contributed to the increase, year to year. Non-interest expenses increased to $18,176,000 in 2004 due principally to the addition of over nine months of operational expense from acquiring West Michigan Community Bank.

Total assets of $584,890,000 reflect an increase of $164,924,000 or 39.3% over the $419,966,000 reported at December 31, 2003. The total includes West Michigan Community Bank assets of $145,367,000. Both The State Bank and Davison State Bank experienced positive year to year growth. The combined asset total for the two banks increased 4.6% driven principally by a $36,341,000 increase in commercial loans and a $19,843,000 increase in total deposits.

During the year, new Directors were added at both The State Bank and West Michigan Community Bank. The State Bank was pleased to welcome Kenneth E. Burchfield and Victor J. Lukasavitz as Directors. The West Michigan Community Bank Board was pleased to add four new Directors during the year. Joining the Board were Dr. Michael A. Byars, Douglas W. Rotman, Richard A. Patmos and Juanita C. Briggs. We appreciate the willingness of each of these individuals to support our Company in these important affiliate bank directorship roles.

As we have outlined in prior Annual Reports and discussed at previous Annual Meetings, we have over the last four years, taken strategic steps to expand our Company in unique ways. Several of those steps were culminated during 2004, and as a result, we believe the Company is well positioned for improved performance during 2005 and beyond.

As always, we appreciate your support of Fentura Financial, Inc., West Michigan Community Bank, Davison State Bank and The State Bank.

Donald L. Grill
President & CEO

Forrest A. Shook
Chairman of the Board

Management Report

Management prepared and is responsible for the consolidated financial statements, and the integrity and consistency of other related data contained in the Annual Report of Fentura Financial, Inc. and the wholly owned subsidiaries, The State Bank, Davison State Bank and West Michigan Community Bank. In the opinion of management, the statements have been prepared in accordance with generally accepted accounting principles to reflect, in all material respects, the financial events and transactions that occurred during the respective periods.

The Corporation maintains an internal control structure that is designed to provide reasonable assurance as to the integrity of financial records and the protection of assets. The internal control structure includes written policies and procedures, proper delegation of authority, organizational division of responsibilities, and careful selection and training of qualified personnel. The effectiveness of, and compliance with, established control procedures is monitored through a continuous program of internal audit and credit risk evaluation.

Donald L. Grill
President and CEO

Douglas J. Kelley
Senior Vice President and CFO

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Fentura Financial, Inc.
Fenton, Michigan

Crowe™

We have audited, in accordance with the standards of the Public Accounting Oversight Board (United States), the consolidated balance sheets of Fentura Financial, Inc. as of December 31, 2004 and 2003, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004 and appearing in the Annual Report Supplement to the proxy statement for the annual meeting of the stockholders, not appearing herein. In our report dated February 3, 2005, also appearing in the Annual Report Supplement to the proxy statement, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying 2004, 2003 and 2002 condensed consolidated financial statements is fairly stated in all material respects, in relation to the consolidated financial statements from which it has been derived.

Crowe Chizek and Company LLC

Grand Rapids, Michigan
February 3, 2005

Financial Highlights

$ in thousands except per share data	2004	2003	% Change
Net Income	$4,034	$3,788	6.49%
Total Cash Dividends	1,758	1,966	-10.58%
Per Common Share:			
Net Income - Basic	2.14	2.01	6.47%
Net Income - Diluted	2.13	2.01	5.97%
Book Value	22.74	21.74	4.60%
Cash Dividends Paid	0.92	0.92	0.00%
Market Price Data:			
Period End	36.75	31.45	16.84%
High	45.00	31.82	41.43%
Low	31.05	30.45	1.96%

AT YEAR END

Assets	$584,890	$419,966	39.27%
Securities	129,177	126,002	2.52%
Loans	395,017	254,340	55.31%
Deposits	491,065	384,525	27.71%
Stockholders' Equity	42,969	40,882	5.10%

FINANCIAL RATIOS

Return on Average Stockholders' Equity	9.72%	9.32%	4.29%
Return on Average Assets	0.74%	1.00%	-26.00%
Net Interest Margin	3.70%	3.88%	-4.64%
Total Equity to Assets at Year End	7.34%	9.73%	-24.56%
Dividend Payout Ratio	43.58%	51.90%	-16.03%

**Per share data calculated using average shares outstanding in each period. Per share amounts and average shares outstanding have been adjusted to reflect a 10% stock dividend paid on February 13, 2004.*


Total Assets (in thousands)
$595,000
$510,000
$425,000
$340,000
$255,000
$170,000
$85,000
$0
$292,890
$309,090
$340,483
$419,966
$584,890
2000
2001
2002
2003
2004

Continued Support and Growth in the Community

The State Bank continued to experience growth in the Grand Blanc market in 2004. Many new business opportunities arose facilitating the need to open a new loan center in late 2003. Placing lenders in Grand Blanc allowed The State Bank to build new relationships not only in commercial loans, but also in commercial deposits and personal accounts as well. Plans for the future involve establishing a new Grand Blanc headquarters allowing the Bank to better serve the financial needs of the businesses and residents of the Grand Blanc area.


CONSTRUCTION
Ph. 810-736-7843
Fax 810-736-7757
FINANCING BY

Rick Siwek - President, Siwek Construction
Ron Watchorn - V.P. Commercial Lending

Putting the Power of Big Business in the Hands of Small Businesses

Our On-Line Business Cash Management product allows businesses immediate access to their accounts 24 hours a day, whether they are at home, in the office, or on vacation. Businesses can electronically transfer funds, inquire on account balances and transactions, pay bills, wire funds, transmit state and federal tax payments, and create electronic invoices. Our customers can now take control of their cash flow, and take advantage of the latest technology, by managing, collecting, consolidating, and investing at their convenience. On-Line Business Cash Management puts the power of big business in the hands of small business owners.


Take control of your cash flow.
MANAGE • COLLECT • CONSOLIDATE • INVEST
On-Line Business Cash Management
• FREE On-Line Bill Payment
• Electronic Fund Transfers
• Account Activity Inquiries
• Deposit Federal and State Taxes
• Direct Deposit Employee Payroll
• Wire Transfers and Stop Payments
• Electronic Invoicing of Your Customers
AND MUCH MORE!
Talk with us...
THE STATE
Business Services
designed to fit your needs.
THE STATE BANK

Condensed Consolidated Balance Sheets

December 31, *($ in thousands)*	2004	2003	2002	2001	2000
ASSETS					
Cash and Due From Banks	$ 22,705	$ 16,509	$ 20,262	$ 19,038	$ 13,459
Federal Funds Sold and Other Short Term Investments	4,550	3,650	10,300	22,800	7,250
Securities	129,177	126,002	62,703	39,167	65,882
Loans	395,017	254,340	229,730	215,840	195,295
Less Allowance for Loan Losses	(5,501)	(3,414)	(3,184)	(3,125)	(2,932)
Other Assets	38,942	22,879	20,672	15,370	13,936
Total Assets	$584,890	$419,966	$340,483	$309,090	$292,890
LIABILITIES AND STOCKHOLDERS' EQUITY					
Deposits	$491,065	$348,525	$295,869	$265,270	$248,656
Short Term Borrowings	5,200	3,449	1,500	2,100	4,680
Other Borrowings	19,402	1,108	1,124	1,138	1,151
Repurchase Agreements	10,000	12,500	0	0	0
Subordinated Debt	12,000	12,000	0	0	0
Other Liabilities	4,254	1,502	2,062	2,149	2,649
Total Stockholders' Equity	42,969	40,882	39,928	38,433	35,754
Total Liabilities and Stockholders' Equity	$584,890	$419,966	$340,483	$309,090	$292,890
RISK BASED CAPITAL RATIOS					
Tier 1 Capital to Risk Weighted Assets	10.20%	16.90%	14.10%	15.01%	14.96%
Total Capital to Risk Weighted Assets	11.40%	18.00%	15.20%	16.23%	16.21%
Tier 1 Capital to Average Assets	8.70%	14.00%	12.60%	12.50%	12.15%


Total Stockholders' Equity (in thousands)
$45,500
$39,000
$32,500
$26,000
$19,500
$13,000
$6,500
$0
$35,754
$38,433
$39,928
$40,882
$42,969
2000
2001
2002
2003
2004


Return on Average Stockholders' Equity
14%
12%
10%
8%
6%
4%
2%
0%
12.56%
10.01%
8.78%
9.32%
9.72%
2000
2001
2002
2003
2004

Condensed Consolidated Statements of Income

Year-Ended December 31, ($ in thousands except per share data)	2004	2003	2002	2001	2000
SUMMARY OF INCOME					
Interest Income	$ 26,094	$ 18,438	$ 17,952	$ 21,567	$ 23,327
Interest Expense	8,263	5,601	5,722	9,091	9,890
Net Interest Income	17,831	12,837	12,230	12,476	13,437
Provision for Loan Losses	1,389	1,319	426	751	584
Net Interest Income after Provision for Loan Losses	16,442	11,518	11,804	11,725	12,853
Total Other Operating Income	7,292	6,866	5,394	5,363	4,528
Total Other Operating Expense	18,176	13,276	12,253	11,700	11,436
Income Before Income Taxes	5,558	5,108	4,945	5,388	5,945
Provision for Income Taxes	1,524	1,320	1,479	1,611	1,729
Net Income	$ 4,034	$ 3,788	$ 3,466	$ 3,777	$ 4,216
PER SHARE AMOUNTS*					
Net Income Per Share - Basic	$ 2.14	$ 2.01	$ 1.82	$ 1.99	$ 2.24
Net Income Per Share - Diluted	$ 2.13	$ 2.01	$ 1.81	$ 1.98	$ 2.23
Cash Dividends Paid	0.92	0.92	0.92	0.92	0.88
Average Number of Common Shares Outstanding	1,884,310	1,883,201	1,904,844	1,901,881	1,884,268
Book Value Per Share	$ 22.74	$ 21.74	$ 21.08	$ 20.14	$ 18.87
Period End Market Price	$ 36.75	$ 31.45	$ 31.59	$ 23.18	$ 22.85
PERFORMANCE RATIOS					
Return on Average Assets	0.74%	1.00%	1.10%	1.21%	1.42%
Return on Average Stockholders' Equity	9.72%	9.32%	8.78%	10.01%	12.56%
Net Interest Margin	3.70%	3.88%	4.46%	4.53%	5.07%

**Per share data calculated using average shares outstanding in each period. Per share amounts and average shares outstanding have been adjusted to reflect a 10% stock dividend paid on February 13, 2004 and adjusted to reflect a 20% stock dividend paid on May 26, 2000.*


Net Income (in thousands)
$4,216
$3,777
$3,466
$3,788
$4,034
$4,200
$3,600
$3,000
$2,400
$1,800
$1,200
$600
$0
2000
2001
2002
2003
2004


Period End Market Price
$22.85
$23.18
$31.59
$31.45
$36.75
$35
$30
$25
$20
$15
$10
$5
$0
2000
2001
2002
2003
2004

Building Stronger Communities

One Home at a Time

Our bank mortgage professionals continue to provide the efficient, competent, and innovative service necessary to make our clients' dreams come true, from owning a home to using the equity in their home to supplement retirement income. The bank mortgage company subsidiaries expanded their product lines in 2004 to address the varying needs of our clients, offering products such as:

- Adjustable rate mortgages
- Reverse mortgages
- Interest only mortgages
- Affordable mortgage programs

These products address the specific needs of the different stages of life, from the first-time homebuyer to the needs of retired homeowners.



THE STATE BANK
WE WANT TO BE YOUR BANKER

The Right People, The Right Products, The Right Markets

In June 2004, The State Bank opened a loan production office in Brighton, MI, a community approximately 20 miles south of the Bank's headquarters in Fenton, MI. Brighton is located in Livingston County, the fastest growing county in Michigan. Brighton and its surrounding areas have experienced tremendous commercial and residential growth over the last ten years. The State Bank's established base of commercial customers in Brighton, along with its demographics and proximity to the Bank's existing markets, made it a natural target for expansion opportunities. The Lending Center provides a full line of commercial banking services to businesses located in Livingston County. As of December 31, 2004, the Bank had approximately $13.6 million in commercial loans from the Brighton area.


315
THE STATE BANK

Thomas Bell - VP Commercial Lending
Brighton Loan Center

Financial Highlights for The State Bank

$ in thousands	2004	2003	% Change
Net Interest Income	$ 12,856	$ 11,238	14.40%
Provision for Loan Losses	803	1,266	-36.57%
Total Non-interest Income	5,963	6,383	-6.58%
Total Non-interest Expense	12,612	11,640	8.35%
Net Income	$ 3,883	$ 3,496	11.07%
AT YEAR END			
Assets	$382,263	$367,602	3.99%
Securities	93,148	115,672	-19.47%
Loans	251,928	215,667	16.81%
Deposits	338,046	325,057	4.00%
Stockholders' Equity	$ 30,168	$ 28,247	6.80%
FINANCIAL RATIOS			
Return on Average Stockholders' Equity	13.33%	12.90%	3.33%
Return on Average Assets	1.03%	1.05%	-1.90%
Net Interest Margin	3.83%	3.86%	-0.78%
Total Equity to Assets at Year End	7.89%	7.68%	2.76%

Financial Highlights for

Davison State Bank

$ in thousands	2004	2003	% Change
Net Interest Income	$ 1,911	$ 1,649	15.89%
Provision for Loan Losses	129	53	143.40%
Total Non-interest Income	736	768	-4.17%
Total Non-interest Expense	1,825	1,784	2.30%
Net Income	$ 492	$ 416	18.27%
AT YEAR END			
Assets	$ 53,996	$ 49,511	9.06%
Securities	11,724	9,633	21.71%
Loans	35,737	35,259	1.36%
Deposits	49,038	42,184	16.25%
Stockholders' Equity	$ 4,603	$ 4,365	5.45%
FINANCIAL RATIOS			
Return on Average Stockholders' Equity	10.85%	9.93%	9.26%
Return on Average Assets	.95%	0.95%	0.00%
Net Interest Margin	4.19%	4.26%	-1.64%
Total Equity to Assets at Year End	8.52%	8.82%	-3.35%

DAVISON STATE BANK

Bringing Communities Together

Davison State Bank expanded its operation to Goodrich, MI in October 2004. Goodrich, located just 8 miles south of Davison, has experienced strong residential growth in recent years making it an attractive market for consumer financial products and services. The Bank's reputation for service, excellence, and community commitment was already known to both residents and businesses in the area, making it an obvious expansion target. The solid foundation Davison State Bank created by participating in community events, civic organizations and local schools is now being applied to the neighboring community of Goodrich.



The first customer at Davison State Bank's Goodrich Community Office

WEST MICHIGAN COMMUNITY BANK

Grand Opening in the West

West Michigan Community Bank also expanded its operation after joining the corporate family with a new full service location in Grandville, MI, in October. The Grandville community is northeast of the Bank's existing markets and expands their footprint further into the greater Grand Rapids metropolitan area.



Financial Highlights for West Michigan Community Bank

$ in thousands		2004
Net Interest Income	$	3,713
Provision for Loan Losses		458
Total Non-interest Income		1,006
Total Non-interest Expense		3,886
Net Income	$	262
AT YEAR END		
Assets	$	145,366
Securities		23,260
Loans		100,263
Deposits		104,505
Stockholders' Equity	$	19,178
FINANCIAL RATIOS		
Return on Average Stockholders' Equity		1.74%
Return on Average Assets		0.21%
Net Interest Margin		3.62%
Total Equity to Assets at Year End		7.09%

Boards of Directors

We thank our Boards of Directors for their continued leadership, guidance and support.

FENTURA® FINANCIAL, INC.
Fenton, Michigan

Forrest A Shook *(Chairman)*	Owner/President	NLB Corp.	Wixom, MI
Thomas P. McKenney *(Vice Chairman)*	Owner/Practicing Attorney	Thomas P. McKenney PLC	Bloomfield Hills, MI
Donald L. Grill	President & CEO	Fentura & The State Bank	Fenton, MI
Peggy L. Haw Jury	Principal, Chairperson	BKR Dupuis & Ryden, P.C.	Flint, MI
J. David Karr	Owner/Practicing Attorney	Karr Law Office	Davison, MI
Thomas L. Miller	CEO	TMI, Inc.	Holly, MI
Brian P. Petty	Owner/President	Fenton Glass Service, Inc.	Fenton, MI
Ian W. Schonsheck	CEO	Schonsheck, Inc.	Wixom, MI

THE STATE BANK
WE WANT TO BE YOUR BANKER

Brian P. Petty *(Chairman)*	Owner/President	Fenton Glass Svc, Inc.	Fenton, MI
Louis O. Blessing	Owner/President	Blessing Plumbing & Heating, Inc.	Grand Blanc, MI
Ken E. Burchfield	Sr Partner/Practicing Attorney	Burchfield, Park & Pollesch	Brighton, MI
Donald L. Grill	President & CEO	Fentura & The State Bank	Fenton, MI
Mark T. Hamel	Owner	The French Laundry	Fenton, MI
Dennis L. Leyder	EVP	The State Bank	Fenton, MI
Victor J. Lukasavitz	President	Gould Engineering, Inc.	Flint, MI
John M. Mansour	Owner/President	JM Developments, Inc.	Fenton, MI
James T. Peabody	Partner/President	Smith Peabody Stiles Insurance Agency	Fenton, MI
Roger L. Sharp	Owner/President	Sharp Funeral Homes, Inc.	Fenton, MI

DSB DAVISON STATE BANK

J. David Karr *(Chairman)*	Owner/Practicing Attorney	Karr Law Office	Davison, MI
Tom G. Donaldson	Consultant	Mclaren Health Care Corp.	Flint, MI
Kenneth R. Duetsch	Real Estate Broker	Red Carpet Keim	Davison, MI
John A. Emmendorfer	President & CEO	Davison State Bank	Davison, MI
David H. Fulcher	Owner/Chairman	The Fulcher Companies, Inc.	Davison, MI
Kevin M. Hammer	SVP Davison State Bank	Davison State Bank	Davison, MI
Peggy L. Haw Jury	Principal, Chairperson	BKR Dupuis & Ryden, P.C.	Flint, MI
Ronald L. Justice	SVP Corp Governance	Fentura Financial, Inc.	Fenton, MI
Craig L. Stefanko	Partner/President	DCC Development Corp.	Davison, MI
William J. Zirnhelt	Business Manager	St. John Evangelical Church	Davison, MI

WEST MICHIGAN COMMUNITY BANK

James A. Wesseling *(Chairman)*	Sr. Partner	Wesseling & Brackmann PC	Hudsonville, MI
Juanita C. Briggs	President & CEO	Valor Industries, Inc.	Zeeland, MI
Dr. Michael A. Byars	Partner	Georgetown Physicians, P.C.	Hudsonville, MI
James W. Fredricks	Consultant	West Michigan Community Bank	Hudsonville, MI
Donald L. Grill	President & CEO	Fentura & The State Bank	Fenton, MI
John R. Klein	Retired/Former President & CEO	Steelcase Financial Services, Inc.	Grand Rapids, MI
Richard A. Patmos	Co-Owner & President	Sunrise Acres Egg Farm	Hudsonville, MI
Douglas W. Rotman	Partner/President	Ferris, Busscher & Zwiers, P.C.	Holland, MI
Ian W. Schonsheck	CEO	Schonsheck, Inc.	Wixom, MI
Robert E. Sewick	President & CEO	West Michigan Community Bank	Hudsonville, MI
Samuel L. Wanner	Director of Finance	Calvin College	Grand Rapids, MI

Management Promotions at The State Bank and Davison State Bank



Back Row: Douglas J. Kelley, Kristina M. Premo, Dennis E. Leyder, Gordon C. Leonard
Front Row: Loretta J. Mansueti, Lori L. Thorne, Stacey A. Webb, Margaret A. Cady, Dawn K. Wood, Debora J. Harden
Not Pictured: Donna L. Steffey

Management Promotions at West Michigan Community Bank



Back Row : John P. Cunningham, Sheryl L. Baas, Ken G. Miller, Gwendolyn M. Robles, Jeffrey S. Berens
Front Row: Cynthia L. Kornoelje, Kristen A. Gural, Lisa M. Timmer

New Management Team Members at The State Bank and Davison State Bank



Left to Right: David R. Bishop, David M. Hendry, Carol A. Campbell, Deborah R. Graham, Thomas E. Bell, Lawrence V. Borza, Michael J. Boros

New Management Team Members at West Michigan Community Bank



Left to Right: Robert T. Carlson, Jeremy T. Deutschmann, Sandra L. Bartosiewicz, Joe F. Crittendon

Corporate Information

Independent Auditors

Crowe Chizek
and Company LLC
Grand Rapids, Michigan

General Counsel

Varnum Riddering Schmidt
& Howlett, LLP
Grand Rapids, Michigan

Transfer Agent

The State Bank
Shareholder Services
Annette M. Curton
(810) 750-8725
Toll Free: (800) 535-0517 ext. 3979

Stock Information

Fentura Financial, Inc. shares are listed as Over the Counter Bulletin Board stock under the symbol FETM.

Market Makers

Howe Barnes Investments, Inc.
135 S. LaSalle Street
Chicago, IL 60603
312-655-2948 (Doug Deubel)

Stifel, Nicolaus & Company, Inc.
501 N. Broadway
St. Louis, MO 63102
877-875-9352 (Thomas Daly)

Sandler O'Neill & Partnership, L.P.
919 Third Avenue, 6th Floor
New York, NY 10022
800-635-6851

Monroe Securities
47 State Street
Rochester, NY 14614
800-766-5560 (Russell Feltes)

Hill, Thompson, Magid L.P.
15 Exchange Place, Suite 800
Jersey City, NJ 07302
800-631-3083

FENTURA FINANCIAL, INC.
Fenton, Michigan

75 N. Leroy Street
P.O. Box 725
Fenton, MI 48430
810 750-8725
www.fentura.com

BANKER

Leroy Street
725 Fenton, MI 48430
810 629-2263

The Loan Store
101 N. Leroy Street
810 714-3945

Silver Lake Parkway Office
15095 Silver Parkway
810 750-5605

VG's Food Center Office
18005 Silver Parkway
810 750-8781

LINDEN, MI

Linden Community Office
107 Main Street
810 750-8794

HOLLY, MI

Holly Community Office
4043 Grange Hall Road
810 750-8701

GRAND BLANC, MI

Grand Blanc Community Office
7606 S. Saginaw Street
810 695-9601

Grand Ridge Financial Center
8185 Holly Road, Suite 4
810 603-0213

Grand Blanc Loan Center
8245 Holly Road, Suite 102A
810 694-0780

BRIGHTON, MI

Brighton Loan Center
315 E. Grand River Avenue
810 534-0800

OPERATIONS CENTER

Owen Road Operations Center
3202 Owen Road
810 714-3920

www.thestatebank.com

WEST MICHIGAN COMMUNITY BANK

HUDSONVILLE, MI

Main Office
3467 Kelly Street
PO Box 129 Hudsonville, MI 49426
616 669-1280

Administrative Office
5367 School Avenue
616 669-1280

JENISON, MI

Jenison Community Office
437 Baldwin Street
616 457-8700

HOLLAND, MI

Holland Community Office
81 E. 8th Street
616 355-2884

GRANDVILLE, MI

Grandville Community Office
4471 Wilson Avenue SW
616 257-8868

www.wmcb.com

DSB DAVISON STATE BANK

DAVISON, MI

Main Office
625 S. State Street
Davison, MI 48423
810 658-2265

VG's Food Center Office
8503 Davison Road
810 658-6472

GOODRICH, MI

Goodrich Community Office
7521 S. State Road
810 636-2490

www.davisonstatebank.com